Exhibit 23.2


                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the captions "Experts" and "Selected Historical Consolidated Financial and Operating Data" in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-71934) and related prospectus of Vanguard Health Systems, Inc. for the registration of $300 million of 9.75% Senior Subordinated Notes Due 2011 and to the use of our reports included therein dated (i) August 15, 2001, with respect to the consolidated financial statements of Vanguard Health Systems, Inc.; (ii) June 1, 2001, with respect to the combined financial statements of Phoenix Baptist Hospital and Medical Center, Inc., Arrowhead Community Hospital and Medical Center, Inc. and Affiliates, and (iii) July 27, 2001, with respect to the combined financial statements of PMH Health Services Network and Affiliate.


                                                           /s/ Ernst & Young LLP

Nashville, Tennessee
January 16, 2002